VIA EDGAR

Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Yamana Gold Inc.
Form 40-F for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 001-31880

Dear Mr. Parker:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter, dated November 30, 2016 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).  On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comment in bold-face type below, followed by the Company’s response.

Form 40-F for the Fiscal Year Ended December 31, 2015

Exhibit 99.2
Note 16. Disclosure Controls and Procedures, page 62

1.              We acknowledge your response to comment 1. For the reasons provided in our last letter as well as in our November 2, 2016 phone conversation, including the fact that you did not discover the control deficiency until the testing of your internal controls over financial reporting, we continue to disagree with management’s conclusion that disclosure controls and procedures were effective as of December 31, 2015. Please amend your filing to disclose that your disclosure controls and procedures were not effective as of December 31, 2015.

Response:  The Company acknowledges the Staff’s disagreement with management’s conclusion that the Company’s disclosure controls and procedures were effective as of December 31, 2015.  As an MJDS filer, the Company expects to file its audited financial statements for the year ended December 31, 2016 (the “2016 Financial Statements”) and the related Management’s Discussion and Analysis (the “2016 MD&A”) with Canadian securities regulatory authorities on or about February 16, 2017. The 2016 Financial Statements and 2016 MD&A will concurrently be furnished to the Commission on Form 6-K and subsequently included as exhibits to the Company’s annual report on Form 40-F for the year ended December 31, 2016 (“2016 Form 40-F”), which is expected to be filed with the Commission on or about March 31, 2017.

Rather than amending the Form 40-F, the Company proposes to add the following disclosure to its 2016 MD&A and its 2016 Form 40-F:

“In its management’s discussion and analysis and annual report on Form 40-F for the year ended December 31, 2015, management of the Company concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015, despite the fact that a material weakness in the Company’s internal control over financial reporting was identified that rendered the Company’s internal control over financial reporting ineffective as of such date. The Staff of the U.S. Securities and Exchange Commission has expressed its view that the existence of the material weakness also rendered the Company’s disclosure controls and procedures ineffective as of December 31, 2015. Consequently, the Company advises that because of the previously disclosed material weakness, its disclosure controls and procedures were ineffective as of December 31, 2015 and continued to be ineffective until such material weakness was remediated.”

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Myra Moosariparambil
Securities and Exchange Commission
Charles B. Main
Jason LeBlanc
Sofia Tsakos
Yamana Gold Inc.
Tom Kay
Deloitte LLP